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March 11, 2015

VIA EDGAR [CORRESPONDENCE FILING]

Ms. Deborah D. Skeens
Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.

Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)
Post-Effective Amendment No. 2

Dear Ms. Skeens:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), is Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Fund’s Registration Statement on Form N-2.  Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 was filed with the U. S. Securities and Exchange Commission (the “Commission”) on December 24, 2014 (“Post-Effective Amendment No. 1”).   Post-Effective Amendment No. 1, as amended by Post-Effective Amendment No. 2 and all future amendments, is referred to herein as the “Registration Statement.”

Post-Effective Amendment No. 2 is being filed in response to oral comments given by Ms. Deborah Skeens of the staff of the Commission (the “Staff”) and received by John Della Grotta of Paul Hastings LLP, counsel to the Fund on February 5, 2014 and February 11, 2015 (the “Staff Comments”).  The numbered italicized paragraphs below correspond to the Staff’s Comments.  Page references in the text of this response letter correspond to the page numbers in Post-Effective Amendment Nos. 1 and 2.

Ms. Deborah D. Skeens
Counsel
U.S. Securities and Exchange Commission
March 11, 2015

General Comment

1.           We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a subsequent post-effective amendment, or disclosure made in response to this letter, or information you supply to us, or on an exhibit(s) added in a subsequent post-effective amendments

Notwithstanding the Staff’s comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request acknowledging that

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and pursuant to delegated authority, grant acceleration of the effective date.

Response:Comment Acknowledged.

The Fund intends to omit the information allowed by Rule 430A under the Securities Act of 1933, as amended, from the Prospectus included in the Registration Statement.  At this time, the Fund has not determined the initial distribution from the Shelf.

Ms. Deborah D. Skeens
Counsel
U.S. Securities and Exchange Commission
March 11, 2015

Pursuant to our telephone conversation, the Fund will file its Acceleration Request concurrently with this Response Letter.  The Acceleration Request will include the “Tandy” Representations referenced above.

Fees and Expenses Table – (Page 8) of the Base Prospectus
The Offering  –  (Page S-8) of the Form of Prospectus Supplement

2&4           Comment:  On page S-8 in the Form of Prospectus Supplement, in the Section captioned “The Offering, “please conform the line item “Net offering expenses borne by us (as a percentage of offering price), with the line item on page S-8 of the Base Prospectus in the Fees and Expense Table captioned in the Base Prospectus under the caption “Fees and Expenses – Stockholder Transaction Expenses-“Offering Expenses (as a percentage of offering price.”.

Response:  Comment accepted. The statements concerning who bears common stock offering expenses have been reconciled so that they are consistent.  In the Base Prospectus, the last sentence under the Fees and Expense Table lead-in paragraph makes clear that “except when the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us,” or “SVVC,” or that “we,” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in SVVC.”

In the Fees and Expense Table, because the Registration Statement only is registering shares of common stock and rights to purchase common stock (as opposed to preferred stock where the preferred stockholders would not pay for expenses of such issuances), the Fund is able to insert in the second line under Stockholder Transaction Expenses: “Offering Expenses bourne by us (as a percentage of offering price).

  To reconcile the portion of the Summary Offering section in the Form of Prospectus Supplement (page S-8), the Fund has amended the seventh line of the Table to read “Offering expenses borne by us (as a percentage of offering price) [instead of “Net Offering expenses bourne by us (as a percentage of offering price)] and added new footnote (2) to the end of that line.  New footnote (2) states “Where it is noted that expenses will be borne by us, all common stockholders will indirectly bear the offering expenses, including investors in this offering.  Finally,  current footnote (2) following Dividend Reinvestment Plan on the next line below in the summary Offering Table, has been renumbered (but the text not changed) to footnote (3).

Prospectus Summary - (Page 1) of the Base Prospectus

3.           Comment. On page 1 of the Base Prospectus, under the caption “Investment Objective,” the Fund discusses in the second paragraph therein that it may invest up to 30% of its portfolio investments in securities of public companies that are actively traded.  These other investments may also include investments in high-yield bonds, distressed debt or securities of public companies that are actively traded, and securities of companies located outside the United States.  In light of this disclosure, please include a risk factor focusing on the risks relating to holding distressed and illiquid securities.

Ms. Deborah D. Skeens
Counsel
U.S. Securities and Exchange Commission
March 11, 2015

Response: Comment accepted.  The Fund has added two additional Risk Factors, one on page 18 of the Base Prospectus to address the risks relating to its holding illiquid securities ("A lack of liquidity in certain of our investments may adversely affect our business") and the second on page 20 of the Base Prospectus to address the risks relating to investing in distressed securities. ("We may invest in distressed debt securities; any investments in distressed debt may not produce income and may require us to bear large expenses in order to protect and recover our investment.")

(Page S-8) of the Form of Prospectus Supplement – Summary Offering Table

5.           Comment. Provide a cross-reference to the Fees and Expenses Table on Page 8 of the Base Prospectus.

Response:  After discussion with Ms. Skeens, this comment was withdrawn. Comments 2&4 above address the concern originally intended by this comment.

The Fund respectfully requests the Staff’s assistance in completing review of  Post-Effective Amendment No. 2.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA
John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)
Phil Mosakowki(w/encls.)
David A. Hearth, Esq. (w/encls.)